Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 13, 2026

THE COLUMN GROUP III, LP	**THE COLUMN GROUP III GP, LP**
By: The Column Group III GP, LP	
By: /s/ James Evangelista	By: /s/ James Evangelista
Name: James Evangelista	Name: James Evangelista
Title: Attorney-in-Fact	Title: Attorney-in-Fact

THE COLUMN GROUP III -A, LP

By: /s/ James Evangelista
Name: James Evangelista
Title: Attorney-in-Fact

THE COLUMN GROUP OPPORTUNITY III, LP	**THE COLUMN GROUP OPPORTUNITY III GP, LP**
By: /s/ James Evangelista	By: /s/ James Evangelista
Name: James Evangelista	Name: James Evangelista
Title: Attorney-in-Fact	Title: Attorney-in-Fact

TCG OPPORTUNITY III GP, LLC

By: /s/ James Evangelista
Name: James Evangelista
Title: Attorney-in-Fact

TIM KUTZKEY
By: /s/ James Evangelista
Name: James Evangelista
Title: Attorney-in-Fact

PETER SVENNILSON

By: /s/ James Evangelista

Name: James Evangelista

Title: Attorney-in-Fact